Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our Unaudited Interim Condensed Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024, Unaudited Interim Condensed Consolidated Statements of Income, Comprehensive Income and Shareholders' Equity for the three and nine months ended September 30, 2025 and September 30, 2024, Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and September 30, 2024, and Notes to the Unaudited Interim Condensed Consolidated Financial Statements thereto included elsewhere in this Form 6-K, and our audited consolidated financial statements and the related notes and other information for the year ended December 31, 2024 included in our Form 20-F as filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on March 31, 2025 (the “Form 20-F”).

Cautionary Note Regarding Forward Looking Statements

Some information in this Form 6-K may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended), that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;

•our ability to commercialize a continuing stream of new products and line extensions that create demand;

•our ability to effectively manage our future growth;

•general economic conditions, including the impacts of tariff programs, and the level of discretionary consumer spending;

•our ability to expand into additional consumer markets;

•our ability to maintain product quality and product performance at an acceptable cost;

•our ability to compete with existing and new competitors in our markets;

•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;

•the risks associated with doing business globally;

•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;

•our ability to hire, integrate and retain highly skilled personnel;

•our ability to maintain, protect and enhance our intellectual property;

•our ability to securely maintain consumer and other third-party data;

•our ability to comply with regulatory requirements;

•the increased expenses associated with being a public company;

•our ability to achieve some or all of the anticipated benefits of the separation from JS Global;

•the payment of any declared dividends; and

•the other risks and uncertainties described under “Item 3. Key Information — D. Risk Factors” in our Form 20-F.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Form 6-K, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 6-K. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this Form 6-K.

Overview

SharkNinja is a global product design and technology company that creates innovative 5-star rated lifestyle solutions for consumers around the world. We have built two billion-dollar brands that drive strong growth and innovation across the 38 sub-categories in which we compete today. We have a proven track record of entering and establishing leadership positions by disrupting the market across household product categories, including Cleaning, Cooking and Beverage, Food Preparation, and Beauty and Home Environment.

Our success is centered around our advanced engineering and innovation capabilities coupled with our deep understanding of consumer needs. We relentlessly seek to deliver innovative home appliances at compelling value in order to delight consumers. Our continued growth in sales and increasing market share demonstrate that our products deliver lifestyle solutions that meet our consumers’ evolving needs and desires.

We drive high brand engagement through our dynamic approach to solutions-driven storytelling in categories that we believe have not been historically known for high engagement. This solutions-driven approach focuses on educating the consumer on our innovative solution to a consumer problem that makes their experience more efficient and more enjoyable. Our differentiated storytelling complements our innovative products across a variety of channels, including in-store, online, on television and across social media. This approach engages current and new consumers, fueling demand for our solutions across a variety of categories. Utilizing this strategy, we have built a global community of passionate brand ambassadors who we believe value our innovation, quality and performance.

We sell our products using an omnichannel distribution strategy that consists primarily of retail and direct-to-consumer (“DTC”) channels. Our retail channel covers brick-and-mortar retailers, e-commerce platforms and multichannel retailers, which, in turn, sell our products to the end consumers. Some of the largest retailers we sell to include Amazon, Costco, Walmart, Target and Best Buy, as well as a significant number of independent retailers. Our DTC channel covers sales directly to consumers through our websites. The goal of our omnichannel distribution strategy is to be the most prominent and relevant brand wherever our consumers choose to shop.

We have built an agile and efficient supply chain over time and have made significant investments to optimize manufacturing and sourcing. Our supply chain infrastructure harnesses three differentiating factors: (i) long-standing factory partnerships that allow us to rapidly develop and produce our products, (ii) factory flexibility that allows us to incorporate insights and adapt at any stage of the production process and (iii) our volumes and long-term strategic partnerships with key shippers allow us to attain competitive inbound freight rates, even when the market is constrained. We have also made significant investments in local talent to help oversee the production process and ensure that our manufacturers’ products meet our strenuous quality standards.

Key Factors Affecting Our Performance

We believe that our performance and results of operations have been and will continue to be, affected by a number of factors, including those described below and in “Item 3. Key Information — D. Risk Factors” included in our Form 20-F.

Continued Product Innovation in Existing Categories and New Adjacent Categories

Our future growth depends, in part, on our ability to introduce new and enhanced products in our existing categories and enter adjacent categories. The success of our new products depends on many factors, including finding innovative solutions to consumer problems, differentiating our products from those of our competitors, obtaining protection for our intellectual property and anticipating consumer trends. By introducing new products, we appeal to a broader range of consumers, which expands our use cases and increases our presence in underserved or untapped markets. To continue with our rapid pace of innovation, we will need to continue to invest in Research and Development ("R&D") to enhance our product offerings. We believe that our consumer insight capabilities and robust in-house R&D teams, with dedicated engineering and development experts around the globe, enables us to maintain a product pipeline several years into the future. We are relentlessly focused on staying at the forefront of our product categories while entering new adjacent categories through our continuous innovation and ever-evolving consumer insights.

Ability to Attract and Retain Consumers and Increase Consumer Engagement

We believe that we are still in the early stages of growth across our markets and that we can significantly grow our consumer base and the number of our products per household. Our performance will depend on our continued ability to retain existing consumers and attract new consumers to purchase products across our portfolio, which is reliant on us maintaining consumer loyalty and satisfaction. Consumer engagement with our brands is integral to the continued growth and success of our business. We have strategically invested, and will continue to invest, significant time and resources towards our marketing initiatives, including long-form advertising to the latest social media platforms, that educate consumers, highlight our quality and value, inspire conversion in-store and online. We have also invested and expect to continue to invest in our ability to glean consumer insights from a variety of sources, including direct and indirect interactions with consumers and consumer reviews of our products. We believe that continued interactions with consumers allow us to understand their needs and desires, enhancing our product storytelling and inspiring purchases.

Continued Geographic Expansion Within Existing and New International Markets

We believe our ability to expand within existing international markets and enter new international markets will continue to play an integral role in our future growth. We have cultivated our presence in international markets for years, accumulating experience and local resources while building long-term, in-depth cooperation with key retailers. Our ability to grow our business in new international markets will depend on factors such as our marketing efforts, continued consumer satisfaction with our products and understanding consumer preferences in different markets. International expansion may require us to invest in sales and marketing, infrastructure and personnel. As we scale in new markets, we anticipate that we will leverage our existing relationships with key international retail partners and build partnerships with new retailers.

Ability to Manage Costs and Inventory

Our results of operations are affected by our ability to manage our manufacturing and supply costs effectively. Our product costs vary based on the category, level of technological innovation and complexity, as well as the arrangements with our manufacturing partners and the input costs they face. We have continued to expand our supplier base as we have expanded into new categories and geographies. We strive to ensure that we are multi-sourced across high-volume products to ensure sufficient product supply. Our supply chain remains highly agile with competitive bidding to secure favorable pricing, allowing us to offer greater value to our consumers. Further, we generally have long-standing relationships with our key suppliers that have solidified our supply chain infrastructure and enabled us to source our products effectively.

Continued Execution of Our Omni-Channel Strategy

Since our inception, we have relentlessly focused on meeting our consumers where they shop. Our omnichannel strategy has continued to evolve as consumer shopping habits have evolved. We have established credibility through key retail channels, built numerous years’ worth of trust with leading retailers and have had success in our DTC channel, allowing us to gain deeper consumer insights. We have also invested and expect to continue to invest in growing our teams of sales representatives to keep pace with increasing consumer demand and expand our relationships with both brick-and-mortar and online retailers. Our ability to execute this strategy will depend on various factors such as retailer satisfaction with the sales and profitability of our products, our ability to continue to innovate and our ability to maintain and expand the number of categories in which we are a category captain at key retailers.

Economic Conditions and Seasonality

Demand for our products is impacted by various economic factors that affect our consumers, such as consumer confidence, demographic trends, employment levels, inflation, changes to tariffs and trade policies, including any retaliatory tariff measures, and other economic factors. These factors may influence the extent to which consumers purchase small household appliances. We believe that small appliances, such as our product offerings, are less cyclical than large appliances, which are typically more expensive and involve less frequent purchases by consumers. We also believe that consumers are attracted to our products because of the potential to save money; for instance, purchasing a Ninja Coffee Maker or Foodi Oven enables consumers to reduce spend on coffee and food away from home. In addition, we believe that our net sales include a seasonal component. We expect our net sales to be highest in our third and fourth quarters as retailers are buying products in advance of the holiday season and our online retail and DTC sales, in particular, increase during the holiday season. We expect this seasonality to continue to be a factor in our results of operations.

Key Components of Results of Operations

Net Sales

We offer a broad range of products that span 38 sub-categories primarily within small household appliances. We generate net sales from product sales to retailers, both brick-and-mortar and online, as well as through DTC sales and distributors. We recognize sales upon transfer of control of products to retailers, consumers and distributors, net of returns, discounts and allowances provided to retailers and funding provided to retailers for promotions and advertising of our products. Control is generally transferred upon shipment or delivery of the products, depending on shipping terms. Net sales are impacted by the effect of foreign exchange rates, competition, consumer spending habits and general economic conditions.

We disaggregate the net sales of our products across four categories:

•Cleaning Appliances, which includes corded and cordless vacuums, including handheld and robotic vacuums, as well as other floorcare products including steam mops, wet/dry cleaning floor products and carpet extraction;

•Cooking and Beverage Appliances, which includes air fryers, multi-cookers, outdoor and countertop grills and ovens, propane grills, fire pits, coffee systems, carbonation, cookware, cutlery, kettles, toasters and bakeware;

•Food Preparation Appliances, which includes blenders, food processors, ice cream makers, juicers, frozen drink appliances and coolers; and

•Beauty and Home Environment Appliances, which includes beauty appliances in both haircare and skincare, home environment products, such as air purifiers and fans.

Gross Profit and Gross Margin

Gross profit reflects net sales less the cost of sales. Cost of sales primarily consists of the purchase cost of our products from third-party manufacturers, inbound freight costs, tariffs, product quality testing and inspection costs, the costs associated with receiving inventory into our warehouses, depreciation on molds and tooling that we own, warranty costs, damages, obsolescence and shrinkage costs and allocated overhead, including the service fee paid to JS Global for supply chain services.

We calculate gross margin as gross profit divided by net sales. Gross margin is generally impacted by changes in channel mix since our DTC sales usually generate a higher gross margin than sales to retailers and distributors. Additionally, gross margin is also impacted by product category mix, changes in foreign currency fluctuations, changes in tariff policies, fluctuations in inbound freight costs and fluctuations in commodity and component costs.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Advertising expenses are the most significant component of our operating expenses and consist of television advertising as well as digital advertising. Personnel-related expenses are the second most significant component of operating expenses and consist of salaries and bonuses, share-based compensation and employee benefit costs. Our operating expenses also include allocated overhead. Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Allocated overhead costs include shared costs associated with facilities, including rent and utilities and depreciation of property and equipment. We expect our operating expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth including through increasing staff levels, expanding research and development and greater marketing activities. We also anticipate increased administrative and compliance costs as a result of becoming a public company.

Research and Development

Research and development costs primarily consist of personnel-related costs for our engineering and product development personnel responsible for the design, development and testing of our products, contractors and consulting expenses, the cost of components and test equipment used for product, tooling and prototype development, prototype expenses, overhead cost and amortization of intangible assets related to patents and amortization expenses related to capitalized development software.

Sales and Marketing

Sales and marketing expenses primarily consist of advertising, marketing and other brand-building costs, salaries and associated expenses for sales and marketing teams, shipping and fulfillment costs, including costs for third-party delivery services and shipping materials, overhead cost, amortization expenses of intangible assets related to customer relationships and depreciation expenses.

General and Administrative

General and administrative expenses primarily consist of personnel-related costs for finance, legal, human resources, information technology and administrative functions, third-party professional service fees for external legal, accounting and other consulting services, depreciation expenses, overhead costs and expenses associated with operating as a public company, including expenses to comply with the rules and regulations of the SEC and the listing rules of NYSE, as well as expenses for corporate insurance, director and officer insurance, and investor relations.

Interest Expense, Net

Interest expense, net of any interest earned on our cash and cash equivalents, primarily consists of interest on our borrowings, including our term loan facility. See “Liquidity and Capital Resources—Indebtedness.”

Other (Expense) Income, Net

Other (expense) income, net primarily consists of gains and losses on foreign currency transactions, foreign currency forward contracts and other income and expenses that are not part of our normal operating activities. See “Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk.”

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in the United States and other foreign jurisdictions in which we conduct our business.

Results of Operations

The following table sets forth our selected condensed consolidated statements of income information for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Net sales	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Cost of sales	812,771	731,559	2,168,892	1,918,929
Gross profit	817,469	695,007	2,128,862	1,822,523
Operating expenses:
Research and development(1)	92,826	94,808	269,838	254,457
Sales and marketing(1)	365,919	300,841	999,376	818,594
General and administrative(1)	95,833	119,096	283,164	310,432
Total operating expenses	554,578	514,745	1,552,378	1,383,483
Operating income	262,891	180,262	576,484	439,040
Interest expense, net	(12,782)	(16,916)	(39,176)	(46,482)
Other (expense) income, net	(6,116)	11,031	33,103	14,968
Income before income taxes	243,993	174,377	570,411	407,526
Provision for income taxes	55,264	42,048	124,249	97,537
Net income	$188,729	$132,329	$446,162	$309,989

(1)     Includes share-based compensation as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Research and development	$2,995	$2,030	$7,771	$7,815
Sales and marketing	3,445	2,778	10,617	7,485
General and administrative	2,680	8,977	13,210	32,041
Total share-based compensation	$9,120	$13,785	$31,598	$47,341

The following table sets forth our selected condensed consolidated statements of income information as a percentage of our total net sales for each of the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in percentages)	2025	2024	2025	2024
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	49.9	51.3	50.5	51.3
Gross profit	50.1	48.7	49.5	48.7
Operating expenses:
Research and development	5.7	6.6	6.3	6.8
Sales and marketing	22.4	21.1	23.3	21.9
General and administrative	5.9	8.3	6.6	8.3
Total operating expenses	34.0	36.0	36.2	37.0
Operating income	16.1	12.7	13.3	11.7
Interest expense, net	(0.8)	(1.3)	(0.9)	(1.3)
Other (loss) income, net	(0.3)	0.8	0.9	0.4
Income before income taxes	15.0	12.2	13.3	10.8
Provision for income taxes	3.4	2.9	2.9	2.6
Net income	11.6%	9.3%	10.4%	8.2%

Comparison of the Three Months Ended September 30, 2025 and 2024

Net Sales

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Net sales	$1,630,240	$1,426,566	$203,674	14.3%

Our net sales increased by $203.7 million, or 14.3%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. The increase in net sales resulted from growth in Beauty and Home Environment Appliances, Cleaning Appliances, Food Preparation Appliances and Cooking and Beverage Appliances.

Net sales in our product categories were as follows:

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Cleaning Appliances	$592,919	$527,453	$65,466	12.4%
Cooking and Beverage Appliances	437,439	411,453	25,986	6.3
Food Preparation Appliances	410,542	366,834	43,708	11.9
Beauty and Home Environment Appliances	189,340	120,826	68,514	56.7
Total net sales	$1,630,240	$1,426,566	$203,674	14.3%

•Cleaning Appliances net sales increased by $65.5 million, or 12.4%, to $592.9 million in the three months ended September 30, 2025, compared to $527.5 million for the three months ended September 30, 2024. This increase was driven by strength in the carpet extractor and robotics sub-categories.

•Cooking and Beverage Appliances net sales increased by $26.0 million, or 6.3%, to $437.4 million in the three months ended September 30, 2025, compared to $411.5 million for the three months ended September 30, 2024. This increase was driven by sales momentum of the Ninja Luxe Café espresso machine, partially offset by a decline in the air fryer and outdoor grill sub-categories.

•Food Preparation Appliances net sales increased by $43.7 million, or 11.9%, to $410.5 million in the three months ended September 30, 2025, compared to $366.8 million for the three months ended September 30, 2024 driven by strong sales of the frozen drinks sub-category, specifically the SLUSHi.

•Beauty and Home Environment Appliances net sales increased by $68.5 million, or 56.7%, to $189.3 million in the three months ended September 30, 2025, compared to $120.8 million for the three months ended September 30, 2024. This increase was driven by continued strength of FlexBreeze fans and air purifiers as well as the launch of CryoGlow face masks in 2025.

Geographically, domestic net sales increased by $95.0 million, or 9.5%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024, and international net sales increased by $108.6 million, or 25.8%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024.

Gross Profit and Gross Margin

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Gross profit	$817,469	$695,007	$122,462	17.6%
Gross margin	50.1%	48.7%

Our gross profit increased by $122.5 million, or 17.6%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024.

Our gross margin increased by 140 basis points for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. The increase in gross margin was primarily driven by cost optimization efforts, as well as a decline in the amounts owed under a contractual sourcing service fee paid to JS Global for supply chain services that ended July 31, 2025, partially offset by the impact of tariffs.

Operating Expenses

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Research and development	$92,826	$94,808	$(1,982)	(2.1)%
Percentage of net sales	5.7%	6.6%
Selling and marketing	$365,919	$300,841	$65,078	21.6%
Percentage of net sales	22.4%	21.1%
General and administration	$95,833	$119,096	$(23,263)	(19.5)%
Percentage of net sales	5.9%	8.3%
Total operating expenses	$554,578	$514,745	$39,833	7.7%
Percentage of net sales	34.0%	36.0%

Research and Development

Research and development expenses decreased by $2.0 million, or 2.1%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. This decrease was primarily driven by a $2.7 million decrease in professional and consulting fees, a $2.2 million decrease in consumer insight initiatives and a $2.1 million decrease in depreciation and amortization expense. This decrease was partially offset by incremental personnel-related expenses of $5.1 million driven by increased headcount to support new product categories and new market expansion.

Sales and Marketing

Sales and marketing expenses increased by $65.1 million, or 21.6%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. This increase was primarily attributable to increases of $34.1 million in advertising-related expenses, $11.0 million in personnel-related expenses to support new product launches and expansion into new markets, $9.8 million in delivery and distribution costs driven by higher volumes, particularly in the DTC business, $5.5 million in professional and consulting fees and $3.2 million in depreciation and amortization expense.

General and Administrative

General and administrative expenses decreased by $23.3 million, or 19.5%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. This decrease was driven by a decrease of $29.2 million in legal fees and a decrease of $5.7 million in personnel-related expenses, primarily due to a $6.3 million decrease in share-based compensation. The decrease was partially offset by an increase of $5.7 million in transaction-related costs, an increase of $3.0 million in technology costs associated with cloud computing solution and an increase of $3.6 million in credit card processing and merchant fees.

Interest Expense, Net

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Interest expense, net	$12,782	$16,916	$(4,134)	(24.4)%
Percentage of net sales	0.8%	1.3%

Interest expense, net decreased by $4.1 million, or 24.4%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. This decrease was primarily due to a $2.7 million decrease in interest expense on our term loan, which was driven by principal payments made throughout the year and a decrease in the average interest rate, and a $2.2 million decrease in interest expense on our revolving credit facility.

Other (Expense) Income, Net

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Other (expense) income, net	$(6,116)	$11,031	$(17,147)	155.4%
Percentage of net sales	(0.3)%	0.8%

Other (expense) income, net decreased by $17.1 million, or 155.4%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. The increase was primarily attributable to changes in foreign currency year over year.

Provision for Income Taxes

	Three Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Provision of income taxes	$55,264	$42,048	$13,216	31.4%
Percentage of income before income taxes	22.6%	24.1%

Provision for income taxes increased by $13.2 million, or 31.4%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. Our effective tax rate (“ETR”) was 22.6% and 24.1% of our income before income taxes for the three months ended September 30, 2025 and 2024, respectively. This decrease in the ETR was primarily driven by the impact of non-deductible expenses and the geographic mix of income.

Comparison of the Nine Months Ended September 30, 2025 and 2024

Net Sales

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Net sales	$4,297,754	$3,741,452	$556,302	14.9%

Our net sales increased by $556.3 million, or 14.9%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase in net sales resulted from growth in each of our four major product categories of Food Preparation Appliances, Beauty and Home Environment Appliances, Cleaning Appliances and Cooking and Beverage Appliances.

Net sales in our product categories were as follows:

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Cleaning Appliances	$1,535,822	$1,415,488	$120,334	8.5%
Cooking and Beverage Appliances	1,149,094	1,120,371	28,723	2.6
Food Preparation Appliances	1,112,721	836,782	275,939	33.0
Beauty and Home Environment Appliances	500,117	368,811	131,306	35.6
Total net sales	$4,297,754	$3,741,452	$556,302	14.9%

•Cleaning Appliances net sales increased by $120.3 million, or 8.5%, to $1,535.8 million in the nine months ended September 30, 2025, compared to $1,415.5 million for the nine months ended September 30, 2024. This increase was driven by the carpet extraction and cordless vacuums subcategories.

•Cooking and Beverage Appliances net sales increased by $28.7 million, or 2.6%, to $1,149.1 million in the nine months ended September 30, 2025, compared to $1,120.4 million for the nine months ended September 30, 2024. This increase was driven by sales of our Ninja Luxe Café espresso machine and the strength of Ninja Crispi in the U.S, offset by air fryer and outdoor grill sub-categories.

•Food Preparation Appliances net sales increased by $275.9 million, or 33.0%, to $1,112.7 million in the nine months ended September 30, 2025, compared to $836.8 million for the nine months ended September 30, 2024 driven by strong sales of our frozen drinks sub-category, specifically our SLUSHi, and ice cream makers sub-category.

•Beauty and Home Environment Appliances net sales increased by $131.3 million, or 35.6%, to $500.1 million in the nine months ended September 30, 2025, compared to $368.8 million for the nine months ended September 30, 2024. This increase was driven by continued strength of our FlexBreeze fans and air purifiers as well as the launch of our CryoGlow face masks in 2025.

Geographically, domestic net sales increased by $325.1 million, or 12.5%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024, and international net sales increased by $231.2 million, or 20.4%, for the nine months ended September 30, 2025, compared the nine months ended September 30, 2024.

Gross Profit and Gross Margin

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Gross profit	$2,128,862	$1,822,523	$306,339	16.8%
Gross margin	49.5%	48.7%

Our gross profit increased by $306.3 million, or 16.8%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024.

Our gross margin increased by 80 basis points for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase in gross margin was primarily driven by cost optimization efforts, as well as a decline in the amounts owed under a contractual sourcing service fee paid to JS Global for supply chain services that ended July 31, 2025, partially offset by the impact of tariffs.

Operating Expenses

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Research and development	$269,838	$254,457	$15,381	6.0%
Percentage of net sales	6.3%	6.8%
Selling and marketing	$999,376	$818,594	$180,782	22.1%
Percentage of net sales	23.3%	21.9%
General and administration	$283,164	$310,432	$(27,268)	(8.8)%
Percentage of net sales	6.6%	8.3%
Total operating expenses	$1,552,378	$1,383,483	$168,895	12.2%
Percentage of net sales	36.2%	37.0%

Research and Development

Research and development expenses increased by $15.4 million, or 6.0%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. This increase was primarily driven by incremental personnel-related expenses of $32.3 million driven by increased headcount to support new product categories and new market expansion. The overall increase was partially offset by a decrease of $12.7 million in professional and consulting fees and a decrease of $2.4 million in consumer insight initiatives.

Sales and Marketing

Sales and marketing expenses increased by $180.8 million, or 22.1%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. This increase was primarily attributable to increases of $50.0 million in personnel-related expenses to support new product launches and expansion into new markets, $55.1 million in advertising-related expenses, $43.1 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business, $17.9 million in professional and consulting fees and $7.3 million depreciation and amortization expense.

General and Administrative

General and administrative expenses decreased by $27.3 million, or 8.8%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. This decrease was primarily driven by a decrease of $42.7 million in legal fees, a decrease in personnel-related expenses of $10.4 million, including a $18.8 million decrease in share-based compensation, and a decrease of $3.8 million in professional and consulting fees, offset by an increase of $14.8 million in technology support costs associated with cloud computing solutions, an increase of $10.9 million in credit card processing and merchant fees and an increase of $4.4 million in transaction-related costs.

Interest Expense, Net

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Interest expense, net	$39,176	$46,482	$(7,306)	(15.7)%
Percentage of net sales	0.9%	1.3%

Interest expense, net decreased by $7.3 million, or 15.7%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. This decrease was primarily due to a $7.9 million decrease in interest expense on our term loan, which was driven by principal payments made throughout the year and a decrease in the average interest rate, and a $0.9 million decrease in interest expense on our revolving credit facility.

Other (Expense) Income, Net

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Other (expense) income, net	$33,103	$14,968	$18,135	(121.2)%
Percentage of net sales	0.9%	0.4%

Other (expense) income, net increased by $18.1 million, or 121.2%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. The increase was primarily attributable to changes in foreign currency year over year, partially offset by a $5.0 million gain upon a settlement that was reached with a supplier in the prior year that did not exist in the current year.

Provision for Income Taxes

	Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	$ Change	% Change
Provision of income taxes	$124,249	$97,537	$26,712	27.4%
Percentage of income before income taxes	21.8%	23.9%

Provision for income taxes increased by $26.7 million, or 27.4%, for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024. Our ETR was 21.8% and 23.9% of our income before income taxes for the nine months ended September 30, 2025 and 2024, respectively. This decrease in the ETR was primarily driven by the impact of share-based compensation.

Non-GAAP Financial Measures

In addition to the measures presented in our condensed consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations, as well as the cost of sales from (i) inventory markups that are being eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

We define Adjusted Gross Profit as gross profit as adjusted to exclude (i) certain items that we do not consider indicative of our ongoing operating performance following the separation, including the cost of sales from the Product Procurement Adjustment and (ii) the impact of a voluntary product recall. We define Adjusted Gross Margin as Adjusted Gross Profit divided by net sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	2025	2024
Net sales	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Cost of sales	(812,771)	(731,559)	(2,168,892)	(1,918,929)
Gross profit	817,469	695,007	2,128,862	1,822,523
Gross margin	50.1%	48.7%	49.5%	48.7%
Product Procurement Adjustment(1)	2,656	9,571	14,476	37,876
Product recall(2)	9	—	4,541	—
Adjusted Gross Profit	$820,134	$704,578	$2,147,879	$1,860,399
Net sales	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Adjusted Gross Margin	50.3%	49.4%	50.0%	49.7%

(1)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited (“SNHK”), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(2)Adjusted for gross profit impact from a voluntary product recall that was recognized during the three and nine months ended September 30, 2025.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Operating income	$262,891	$180,262	$576,484	$439,040
Share-based compensation(1)	9,120	13,785	31,598	47,341
Litigation costs(2)	—	29,035	827	42,691
Amortization of acquired intangible assets(3)	4,896	4,896	14,690	14,690
Transaction-related costs(4)	6,949	—	6,949	1,342
Product Procurement Adjustment(5)	2,656	9,571	14,476	37,876
Product recall(6)	2,531	—	10,612	—
Adjusted Operating Income	$289,043	$237,549	$655,636	$582,980

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended September 30, 2025 and 2024, and $2.8 million for the nine months ended September 30, 2025 and 2024, was recorded to research and development expenses, and $4.0 million for the three months ended September 30, 2025 and 2024, and $11.9 million for the nine months ended September 30, 2025 and 2024, was recorded to sales and marketing expenses.

(4)Represents certain costs incurred related to secondary offering transactions and transaction-related due diligence initiatives.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for operating income impact from a voluntary product recall that was recognized during the three and nine months ended September 30, 2025.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, (vii) the impact of a voluntary product recall, and (viii) the tax impact of the adjusted items.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except share and per share amounts)	2025	2024	2025	2024
Net income	$188,729	$132,329	$446,162	$309,989
Share-based compensation(1)	9,120	13,785	31,598	47,341
Litigation costs(2)	—	29,035	827	42,691
Foreign currency losses (gains), net(3)	4,830	(11,156)	(34,483)	(9,569)
Amortization of acquired intangible assets(4)	4,896	4,896	14,690	14,690
Transaction-related costs(5)	6,949	—	6,949	1,342
Product Procurement Adjustment(6)	2,656	9,571	14,476	37,876
Product recall(7)	2,531	—	10,612	—
Tax impact of adjusting items(8)	(6,295)	(7,996)	(15,796)	(25,711)
Adjusted Net Income	$213,416	$170,464	$475,035	$418,649
Net income per share, diluted	$1.33	$0.94	$3.14	$2.20
Adjusted Net Income Per Share	$1.50	$1.21	$3.34	$2.97
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share	142,119,000	141,305,999	142,072,681	140,974,062

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculated Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations. Of the amortization of acquired intangible assets, $0.9 million for the three months ended September 30, 2025 and 2024, and $2.8 million for the nine months ended September 30, 2025 and 2024, was recorded to research and development expenses, and $4.0 million for the three months ended September 30, 2025 and 2024, and $11.9 million for the nine months ended September 30, 2025 and 2024, was recorded to sales and marketing expenses.

(5)Represents certain costs incurred related to secondary offering transactions and transaction-related due diligence initiatives.

(6)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(7)Adjusted for net income impact from a voluntary product recall that was recognized during the three and nine months ended September 30, 2025.

(8)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 23.0% for the three and nine months ended September 30, 2025 and 22.0% for the three and nine months ended September 30, 2024, respectively, which approximates our ETR, excluding certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) certain items that we do not consider indicative of our ongoing operating performance following the separation, including cost of sales from our Product Procurement Adjustment, and (vi) the impact of a voluntary product recall. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands, except %)	2025	2024	2025	2024
Net income	$188,729	$132,329	$446,162	$309,989
Interest expense, net	12,782	16,916	39,176	46,482
Provision for income taxes	55,264	42,048	124,249	97,537
Depreciation and amortization	33,673	29,828	100,690	86,870
EBITDA	290,448	221,121	710,277	540,878
Share-based compensation (1)	9,120	13,785	31,598	47,341
Litigation costs (2)	—	29,035	827	42,691
Foreign currency losses (gains), net(3)	4,830	(11,156)	(34,483)	(9,569)
Transaction-related costs(4)	6,949	—	6,949	1,342
Product Procurement Adjustment(5)	2,656	9,571	14,476	37,876
Product recall(6)	2,531	—	10,612	—
Adjusted EBITDA	$316,534	$262,356	$740,256	$660,559
Net sales	$1,630,240	$1,426,566	$4,297,754	$3,741,452
Adjusted EBITDA Margin	19.4%	18.4%	17.2%	17.7%

(1)Represents non-cash expense related to awards issued from the SharkNinja equity incentive plan.

(2)Represents litigation costs incurred and related settlements for certain patent infringement claims, false advertising claims, and any related settlement costs and recoveries, which were recorded in general and administrative expenses.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to secondary offering transactions and transaction-related due diligence initiatives.

(5)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(6)Adjusted for the Adjusted EBITDA impact from a voluntary product recall that was recognized during the three and nine months ended September 30, 2025.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, cash generated from operations and our revolving credit facility (“2023 Revolving Facility”). Our principal uses of cash in recent periods have been investing in international expansion, new product development, working capital, and repayment of debt. As of September 30, 2025, our principal sources of liquidity were cash and cash equivalents of $263.8 million and our available balance of $489.0 million under our 2023 Revolving Facility. Our cash and cash equivalents consist primarily of cash on deposits with banks.

We believe that our existing cash and cash equivalents together with cash provided by operations and the availability under our 2023 Revolving Facility will be sufficient to meet our needs for at least the next 12 months from the date of the filing of this Form 6-K. We plan to use our current cash on hand, cash generated by operations and our 2023 Revolving Facility to support our core business operations and strategic plan to accelerate our go-to-market strategy, invest in new product development and enhance our global distribution. We may be required to seek additional equity or debt financing to fund our activities. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, the results of operations and financial conditions of the business would be materially and adversely affected.

We have lease obligations and other contractual obligations and commitments as part of our ordinary course of business. We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements involving commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on our business, financial condition, results of operations, liquidity, cash requirements or capital resources.

Indebtedness

In July 2023, we entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loan”) and a $500.0 million 2023 Revolving Facility. The 2023 Term Loan and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.75%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. We may request increases to the 2023 Term Loan or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year. As of September 30, 2025, we had $749.3 million debt outstanding under the 2023 Credit Agreement.

No amounts were outstanding on the 2023 Revolving Facility as of December 31, 2024. During the nine months ended September 30, 2025, there were $350.0 million in draw downs on the 2023 Revolving Facility, which were all repaid during the period. No amounts were outstanding on the 2023 Revolving Facility as of September 30, 2025. As of September 30, 2025, $11.0 million of letters of credit were outstanding, resulting in an available balance of $489.0 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of September 30, 2025, the Company was in compliance with the covenants under the 2023 Credit Agreement.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Nine Months Ended September 30,
($ in thousands)	2025	2024
Net cash provided by (used in) operating activities	$47,076	$(43,049)
Net cash used in investing activities	(96,039)	(102,903)
Net cash (used in) provided by financing activities	(65,935)	115,288

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2025 of $47.1 million was primarily related to our net income of $446.2 million, adjusted for non-cash charges of $203.4 million and net cash outflows of $602.5 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $100.7 million, deferred income tax of $41.1 million, share-based compensation of $31.6 million, non-cash lease expenses of $15.1 million, provision for excess and obsolete inventory of $7.8 million, provision for credit losses of $3.5 million and other non-cash adjustments of $3.6 million. The main drivers of the net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $284.7 million, an increase in inventories of $238.9 million, an increase in prepaid expenses and other assets of $144.9 million and a decrease in operating lease liabilities of $10.0 million, partially offset by an increase in accounts payable of $37.9 million, an increase in accrued expenses and other liabilities of $30.7 million and an increase in tax payable of $7.4 million.

Net cash used in operating activities for the nine months ended September 30, 2024 of $43.0 million was primarily related to our net income of $310.0 million, adjusted for non-cash charges of $123.1 million and net cash outflows of $476.2 million from changes in our operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization of $86.9 million, share-based compensation of $47.3 million, non-cash lease expenses of $16.0 million, provision for credit losses of $3.7 million and other non-cash adjustments of $1.6 million, offset by deferred income tax of $32.4 million. The main drivers of the net cash outflows derived from the changes in operating assets and liabilities were related to an increase in inventories of $357.1 million, an increase in accounts receivable of $193.2 million, an increase in prepaid expenses and other assets of $69.5 million, a decrease in accrued expenses and other liabilities of $12.1 million, a decrease in operating lease liabilities of $7.4 million and a decrease in tax payable of $1.0 million, partially offset by an increase in accounts payable of $162.0 million.

Investing Activities

Investing activities consist primarily of purchases of property and equipment and intangible assets.

Cash used in investing activities for the nine months ended September 30, 2025 of $96.0 million consisted of purchases of property and equipment of $84.9 million, purchases of intangible assets of $9.8 million and capitalized software development costs of $1.3 million.

Cash used in investing activities for the nine months ended September 30, 2024 of $102.9 million consisted of purchases of property and equipment of $95.2 million, purchases of intangible assets of $6.6 million and capitalized software development costs of $1.1 million.

Financing Activities

Financing activities consist primarily of debt repayments and the taxes paid for shares withheld upon vesting of restricted stock units.

Cash used in financing activities for the nine months ended September 30, 2025 of $65.9 million consisted of ordinary shares withheld for taxes of $50.4 million and principal payments on the 2023 Term Loan of $30.3 million, partially offset by proceeds from employee stock purchase plan contributions of $14.8 million.

Cash provided by financing activities for the nine months ended September 30, 2024 of $115.3 million consisted of net proceeds from borrowings under the revolving credit facility of $175.0 million and proceeds from employee stock purchase plan contributions of $5.5 million, offset by net ordinary shares withheld for taxes of $50.0 million and repayment of the principal balance on the 2023 Term Loan of $15.2 million.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is principally the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our exposure to interest rate risk relates to the interest income generated by cash and cash equivalents and interest expense on our debt. Our interest rate sensitivity is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of checking accounts, government money market funds and money market deposit accounts in the United States. Interest income is sensitive to changes in the general level of interest rates. However, due to the short-term maturities of our cash equivalents, we believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our unaudited interim condensed consolidated financial statements.

During the nine months ended September 30, 2025 and 2024, average debt borrowings, excluding the impact of debt issuance costs, totaled $817.1 million and $859.1 million, respectively, with interest rates tied to SOFR. A hypothetical 100 basis point fluctuation to interest rates would have increased or decreased interest expense by $8.2 million and $8.6 million for the nine months ended September 30, 2025 and 2024, respectively.

Foreign Currency Exchange Risk

Our international net sales, cost of sales and operating expenses are denominated in multiple currencies, including British Pounds (“GBP”), Canadian Dollars, Chinese Yuan (“CNY”), and Euros. As such, we have exposure to adverse changes in exchange rates associated with the net sales and operating expenses of our foreign operations. Any fluctuations in other currencies will have minimal direct impact on our international net sales.

The functional currency of our non-U.S. subsidiaries is generally the respective local currency, although there are some subsidiaries whose functional currency is not their respective local currency. Asset and liability balances denominated in non-U.S. Dollar currencies are translated into U.S. Dollars using period-end exchange rates, while translation of net sales, cost of sales and operating expenses is based on average monthly rates. Translation adjustments are recorded as a component of accumulated other comprehensive income (loss) and transaction gains and losses are recorded in other income (expense), net in our condensed consolidated statements of income.

Our primary foreign currency exchange risk relates to the purchase of inventory from manufacturers located in China. Although our inventory purchases are denominated in U.S. Dollars, as the foreign exchange rate between the CNY and the U.S. Dollar fluctuates, the amount paid to suppliers for our inventory will generally fluctuate accordingly based on our contractual terms. Our subsidiaries in Europe conduct business in their local currencies but are exposed to fluctuations between their functional currency and the U.S. Dollar, in particular due to their inventory purchases being denominated in U.S. Dollars. We regularly monitor the forecast of non-U.S. Dollar expense and the level of non-U.S. Dollar monetary asset and liability balances to determine if any actions, including possibly entering into foreign currency contracts, should be taken to minimize the impact of fluctuating exchange rates on our results of operations.

We currently utilize foreign currency forward contracts, with financial institutions to protect against a portion of foreign exchange risks, mainly the exposure to changes in the exchange rate of the GBP against the U.S. Dollar that are associated with future cash flows denominated in GBP. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the related GBP denominated cash flows. The fair value of outstanding derivative instruments and associated disclosure are presented within “Note 4 - Fair Value Measurements” to our unaudited interim condensed consolidated financial statements included elsewhere in our Form 6-K. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.

The estimated translation impact to our unaudited interim condensed consolidated financial statements of a hypothetical 1,000 basis points change in foreign currency exchange rates would amount to $6.5 million, $0.8 million, $11.0 million, and $9.5 million for the three months ended September 30, 2025 and 2024 and nine months ended September 30, 2025 and 2024, respectively. During the three months ended September 30, 2025 and 2024, and nine months ended September 30, 2025 and 2024, approximately 30.9%, 27.9%, 30.3%, and 28.4%, respectively, of our net sales and approximately 38.8%, 34.3%, 37.3%, and 32.9%, respectively, of our operating expenses were denominated in non-U.S. Dollar currencies.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and accounting estimates as compared to those disclosed in the Form 20-F.

Internal Control Over Financial Reporting

Management identified material weaknesses in our internal control over financial reporting as of December 31, 2024, based upon the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The material weaknesses identified related to deficiencies in certain components of the COSO framework, as well as deficiencies in information technology (“IT”) general controls, accounting for revenue and accounts receivable, inventory and cost of goods sold, purchases of goods and services, and the financial statement close process, which are more fully described under “Item 15. Controls and Procedures” in our Form 20-F.

Management is in the process of implementing its remediation plans to address the material weaknesses, which include:

•Design and implement IT general controls related to financial accounting and reporting systems, including implementing monitoring controls as appropriate.

•Design and implement additional control activities and evaluate the operating effectiveness of control activities to address risks and that operate at a level of precision to identify all potentially material errors.

•Complete implementation of a standardized global enterprise resource planning system, which will provide a more systematic internal control infrastructure.

•Develop and implement additional training awareness programs addressing IT general controls and business process controls that enforce policies for the retention of sufficient evidence of the performance of control activities.

•Develop and enhance policies for current employees, new hires, and external consultants to ensure they are held accountable for design, implementation, and execution of our internal controls over financial reporting.

Additional time is required to complete the design, implementation, and testing of the controls to demonstrate the effectiveness of the remediation efforts. The material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.